UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
Commission file number 001-15903
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
CARBO Ceramics Inc. Savings and Profit Sharing Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CARBO Ceramics Inc.
Energy Center II
575 N. Dairy Ashford Rd.
Suite 300
Houston, TX 77079

CARBO Ceramics Inc. Savings and Profit Sharing Plan
Exhibits
23 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
The Compensation Committee
CARBO Ceramics Inc.
We have audited the accompanying statements of net assets available for benefits of the CARBO Ceramics Inc. Savings and Profit Sharing Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with US generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
New Orleans, Louisiana
June 25, 2010

CARBO Ceramics Inc. Savings and Profit Sharing Plan
Statements of Net Assets Available for Benefits

	December 31
	2009	2008
|	|
Assets
Investments:
Mutual funds	$21,549,660	$14,878,782
CARBO Ceramics Inc. common stock	1,337,593	697,820
Participant loans	1,133,829	949,016
Guaranteed income fund	6,912,254	5,345,360

	30,933,336	21,870,978

Receivables:
Participant contribution	64,310	—
Employer match	65,953	26,455
Profit-sharing contribution	1,100,000	1,220,000

	1,230,263	1,246,455

Total assets	32,163,599	23,117,433

Net assets available for benefits	$32,163,599	$23,117,433

See accompanying notes.

CARBO Ceramics Inc. Savings and Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2009

Investment income
Net appreciation in fair value of investments	$5,840,869
Interest and dividends	610,879

Total investment income	6,451,748

Contributions
Participants	2,158,820
Employer match	764,747
Profit-sharing contribution	1,100,000
Rollovers	592,045

Total contributions	4,615,612

Deductions
Distributions to participants	2,016,544
Administrative fees	4,650

Total deductions	2,021,194

Net increase	9,046,166
Net assets available for benefits:
Beginning of year	23,117,433

End of year	$32,163,599

See accompanying notes.

CARBO Ceramics Inc. Savings and Profit Sharing Plan
Notes to Financial Statements
December 31, 2009
1. Description of the Plan
The following description of the CARBO Ceramics Inc. Savings and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions, which is available from CARBO Ceramics Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
General
The Plan is a contributory defined contribution plan covering substantially all employees of the Company and its domestic subsidiaries StrataGen, Inc. and Applied Geomechanics, Inc. Effective January 1, 2010, the Plan also covers employees of Falcon Technologies and Services, Inc. The Plan is administered by a compensation committee to which members are appointed by the Board of Directors. The Plan allows for participants’ immediate participation in the Plan without regard to age or service requirements. The entry dates of the Plan are the first day of each month of the year.
Contributions
Participants may contribute from 2% to 75% of their annual compensation, as defined in the Plan agreement. In addition, participants age 50 and over have the option to contribute up to an additional $5,500 in pre-tax contributions through the Plan’s catch-up contribution provisions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company’s discretionary matching contribution to the Plan is equal to 50% of the participant’s contribution up to 6% of the participant’s compensation. The Company may also elect to make an additional discretionary profit-sharing contribution. Participants are eligible to receive the discretionary profit-sharing contribution upon the completion of one year of service, which means 1,000 hours of service in a plan year, and must be employed on December 31. Allocations of discretionary profit-sharing contributions are made pro rata based on compensation to eligible participants. During 2009, the Company made discretionary profit-sharing contributions totaling $1,100,000. All contributions made to the Plan are participant-directed into various investment options offered by the Plan, and are subject to certain limitations under the Internal Revenue Code (the Code).
The Company withholds 3% from a participant’s compensation as a salary reduction deferral unless the participant elects a greater or lower percentage (including zero) through a salary reduction agreement.

CARBO Ceramics Inc. Savings and Profit Sharing Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Vesting
Participants are immediately 100% vested in employee contributions and plan investment earnings on those contributions. Employer discretionary matching and discretionary profit sharing contributions and plan investment earnings on those contributions vest to individual participants after attainment of certain years of service. After one year of service, the participant becomes 50% vested in employer contributions and is 100% vested after two years of service. On the occurrence of death, retirement, or Plan termination, a participant becomes fully vested in employer contributions and related earnings.
Participant Loans
In general, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less, following the guidelines in the Plan agreement. Loan terms range from one to five years or within a reasonable time for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan’s administrator. Principal and interest is paid ratably through monthly payroll deductions.
Distributions to Participants
Upon retirement, death, disability, or termination of employment, participants or their beneficiaries may receive the vested balance of their accounts in the form of a lump-sum payment or if eligible, in the form of an IRA rollover. Participants also are allowed to transfer their account balance to another tax deferred qualified plan. A participant may withdraw all or a portion of his or her account in the event of financial hardship, as defined in the Plan.
Forfeitures
Forfeitures of terminated employees’ nonvested account balances are used to reduce employer contributions and plan expenses. There were no significant forfeited balances included in the net assets available for benefits as of December 31, 2009 and 2008.
2. Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

CARBO Ceramics Inc. Savings and Profit Sharing Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedule. Actual results may differ from those estimates.
Investment Valuation
Prudential Financial, Inc. (Prudential) is the custodian of the Plan. The Plan’s funds are invested in mutual funds, CARBO Ceramics Inc. common stock, and a Guaranteed Income Fund (GIF). Investments are stated at fair value. Fair value is the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Mutual funds are valued at the closing fund share price based on market quotations on the last business day of the Plan year. Common stock is valued at the quoted market price on the last business day of the Plan year. Participant loans are valued at cost, which approximates fair value. See Note 3 for discussion of fair value measurements.
The investment in the Guaranteed Income Fund invests in the Prudential Retirement Insurance and Annuity Company’s general accounts under a group annuity contract. The GIF is fully benefit-responsive and should be reported at fair value in the Plan’s statement of net assets available for benefits with a corresponding adjustment to reflect these investments at contract value. Due to the nature of the GIF, fair value approximates contract value. The investment in the GIF has no maturity date. Although not invoked in 2009 or 2008, and as explained further in Note 5, a discontinuance liquidation would result in the return of contract value within 90 days; therefore, the Company believes a discontinuance payment would be a reasonable determinant of the fair value and that fair value would approximate contract value due to the discontinuing period being only 90 days. The contract value of the GIF represents contributions plus earnings, less participant withdrawals and administrative expenses.
Investment Transactions
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Risks and Uncertainties
Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

CARBO Ceramics Inc. Savings and Profit Sharing Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Administrative Expenses
Plan administrative expenses are paid by either the Company or the Plan, as provided in the Plan agreement.
Payment of Benefits
Benefits are recorded when paid.
Recent Accounting Pronouncements
In June 2009, the Financial Accounting Standards Board (FASB) issued standards that established the FASB Accounting Standards Codification (ASC) as the source of authoritative GAAP by the FASB for nongovernmental entities. The FASB ASC supersedes all non-SEC (Securities and Exchange Commission) accounting and reporting standards that existed at the FASB ASC’s effective date. The FASB uses Accounting Standards Updates to amend the FASB ASC. These standards were effective for interim and annual periods ending after September 15, 2009. There was no impact to the Plan’s financial statements in the adoption of these standards, except for updating the appropriate references to the guidance that was codified in these standards.
In January 2010, the FASB issued Accounting Standards Update No. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820) - Fair Value Measurements and Disclosures (ASU 2010-06) to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfers between Levels 1, 2, and 3. Levels 1, 2 and 3 of fair value measurements are defined in Note 3 below. The Plan will adopt this new accounting standards update in the year ending December 31, 2010 except for the provisions of this update that will be effective in the year ending December 31, 2011. The Plan is currently evaluating the impact of its pending adoption on the Plan’s financial statements.
3. Fair Value Measurements
FASB ASC 820 (formerly Statement No. 157, Fair Value Measurements) (ASC 820), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

CARBO Ceramics Inc. Savings and Profit Sharing Plan
Notes to Financial Statements (continued)
3. Fair Value Measurements (continued)
The three levels of the fair value hierarchy under ASC 820 are described below:
Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
•	Quoted prices for similar assets and liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted market prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The valuation methodologies described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2009 and 2008.

CARBO Ceramics Inc. Savings and Profit Sharing Plan
Notes to Financial Statements (continued)
3. Fair Value Measurements (continued)
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008.

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Mutual funds:
Domestic Equity Funds	$12,356,920	$—	$—	$12,356,920
International Equity Funds	4,965,535	—	—	4,965,535
Balanced Funds	2,694,220	—	—	2,694,220
Fixed Income Funds	1,392,577	—	—	1,392,577
Real Estate Equity Funds	140,408	—	—	140,408
Common stocks	1,337,593	—	—	1,337,593
Guaranteed investment contracts	—	—	6,912,254	6,912,254
Participant loans	—	—	1,133,829	1,133,829

Total assets at fair value	$22,887,253	$—	$8,046,083	$30,933,336

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Mutual funds	$14,878,782	$—	$—	$14,878,782
Common stocks	697,820	—	—	697,820
Guaranteed investment contracts	—	—	5,345,360	5,345,360
Participant loans	—	—	949,016	949,016

Total assets at fair value	$15,576,602	$—	$6,294,376	$21,870,978

Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investment assets for the year ended December 31, 2009.

	Investment	Participant
	Contracts	Loans

Balance, beginning of year	$5,345,360	$949,016
Realized gains/(losses)	—	—
Unrealized gains/(losses) relating to instruments still held at the reporting date	—	—
Purchases, sales, issuances and settlements (net)	1,566,894	184,813

Balance, end of year	$6,912,254	$1,133,829

CARBO Ceramics Inc. Savings and Profit Sharing Plan
Notes to Financial Statements (continued)
4. Investments
The Plan allows participants to invest a portion of their retirement savings in common stock of the Company. Participants can invest up to 20% of any new contributions in the Company’s common stock. Transfers by participants of existing account balances into Company common stock can be performed at anytime, subject to insider trading rules established by the Company. Transfers cannot result in more than 20% of their total account balance invested in Company common stock.
The following table includes individual investments that represent 5% or more of the Plan’s assets at either December 31, 2009 or 2008:

	December 31
	2009	2008

Prudential:
Guaranteed Income Fund	$6,912,254	$5,345,360

Mutual funds:
Oakmark Equity & Income Fund II	2,694,220	2,184,387
American Funds Europacific Growth R4	3,133,515	2,366,238
Growth Fund of America R4	3,537,196	2,509,124
Allianz NFJ Div Value A	2,584,770	1,848,561
During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$5,201,507
Common stock	639,362

Total	$5,840,869

5. Contract With Insurance Company
The Plan has entered into a group annuity contract issued by Prudential, which is a fully benefit-responsive investment. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their account balance at contract value.
The average yield earned by the Plan was 2.95% and 3.70% for the years ended December 31, 2009 and 2008, respectively. The average yield earned by the Plan adjusted to reflect the actual interest rate credited to participants was 2.95% and 3.70% for the years ended December 31, 2009 and 2008, respectively. These rates are the same because all interest credited to the Plan is credited to the participants. Interest is credited on contract balances using a single “portfolio rate” approach. Under this methodology, a single interest crediting rate is applied to all contributions made regardless of the timing of those contributions. Interest crediting rates are reviewed on a semi-annual basis for resetting.

CARBO Ceramics Inc. Savings and Profit Sharing Plan
Notes to Financial Statements (continued)
5. Contract With Insurance Company (continued)
When establishing interest crediting rates, Prudential considers many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer’s general account. These rates are established without the use of a specific formula. The minimum crediting rate under the contract is 1.50%.
Events that may limit the ability of the Plan to transact at contract value with the issuer are as follows: premature termination of the contract by the Plan, plant closures, Company layoffs, Plan termination, bankruptcy, and Company mergers. The Company has made no such plans for the near future.
The contract includes a Pool Transfer Limitation (the deferral provision). Prudential has the contractual right to defer a transfer or distribution. If total distributions and transfers from the contract’s pool exceed 10% of the pool’s balance as of January 1 in any one calendar year, the distribution or transfer may be deferred by Prudential. During a deferral provision, any amount deferred will continue to receive credited interest. Retirement, termination, death or disability distributions, hardship withdrawals, and distributions required by Code section 401(a)(9) payable from the guaranteed income fund will be paid and not deferred. The deferral provision was not invoked in 2009 or 2008.
There are no events that allow the issuer to terminate the contract and which require the Plan sponsor to settle at an amount different from contract value paid either within 90 days or over time.
6. Allocated Amounts
At December 31, 2009, there were no amounts allocable to participants who had elected to withdraw from the Plan.
7. Related-Party Transactions
Certain investments are managed by Prudential, the trustee of the Plan. Certain Plan assets are also invested in the common stock of the Company. These transactions qualify as party-in-interest transactions. All of these transactions are exempt from prohibited transaction rules.
8. Income Tax Status
The underlying nonstandardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated February 6, 2002, in which the IRS stated that the form of the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt. In accordance with Revenue Procedures 2010-6 and 2005-16, the Plan sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable

CARBO Ceramics Inc. Savings and Profit Sharing Plan
Notes to Financial Statements (continued)
8. Income Tax Status (continued)
requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.
9. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Supplemental Schedule

CARBO Ceramics Inc. Savings and Profit Sharing Plan
EIN: 72-1100013 PN: 001
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2009

	Description of Investment,
	Including Maturity Date,
	Rate of Interest, Collateral,	Current
Identity of Issue, Borrower, or Similar Party	Par, or Maturity Value	Value

*Prudential Financial, Inc.:
Guaranteed Income Fund	169,971 units	$6,912,254

Oppenheimer International Small Co. A	48,153 units	943,802
Oppenheimer Developing Markets A	30,884units	888,218
Loomis Sayles Bond Fd Adm	11,024 units	146,182
Jennison Small Co Fund A	68,178 units	1,101,751
Growth Fund of America R4	130,476 units	3,537,196
Goldman Sachs Mid Cap Value A	54,001 units	1,564,955
Fidelity Adviser Leveraging Co Stock T	21,620 units	589,782
Dryden Stock Index Fund Z	39,216 units	960,797
Davis NY Venture Fund A	4,893 units	151,573
American Funds Europacific Growth R4	83,073 units	3,133,515
AIM Real Estate A	7,901 units	140,408
Oakmark Equity & Income Fund II	105,947 units	2,694,220
American Funds Fundamental Investment Fund R4	19,684 units	643,287
Pimco Total Return A	115,407 units	1,246,395
Allianz NFJ Div Value A	249,255 units	2,584,770
Allianz NFJ Small Cap Value A	8,797 units	204,010
Wells Fargo Adv Small Cap	11,839 units	319,762
Columbia Acorn Z	28,324 units	699,037

*CARBO Ceramics Inc. common stock	19,621 units	1,337,593

*Participant loans	Maturities to 2018, at interest rates ranging from 4.25% to 7.75%	1,133,829

		$30,933,336

*	Indicates party-in-interest to the Plan.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CARBO Ceramics Inc. Savings and Profit Sharing Plan
DATE: June 28, 2010

Plan Administrator
By:	/s/ Ernesto Bautista, III
Ernesto Bautista, III
Vice President and Chief Financial Officer

Index to Exhibit

Exhibit number	Description
23	Consent of Independent Registered Public Accounting Firm